

Ivan Davis · 3rd

Chief Technology Officer at Kare Mobile Inc.

Atlanta, Georgia, United States · Contact info

305 connections

 Kare Mobile Inc

Georgia State University

Experience

Chief Technology Officer

Kare Mobile Inc

Oct 2020 – Present · 1 yr 5 mos

Atlanta, Georgia, United States

• Directed team of engineers to build proprietary CRM and RCM systems, increasing ARR from 12% to 29%
• Created health provider candidate analysis to streamline doctor onboarding selection process, which transformed our internal sales funnel to increase by 32% within 6 months
• Created and rebranded company website resulting in over 2K unique visitors per month

Hybrid Expert

Uber

Feb 2017 – Jul 2019 · 2 yrs 6 mos

Atlanta, Georgia, United States

Education



Georgia State University

Bachelor of Science - BS, Computer Science

2013 – 2015



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